

18 May 2005





05008652



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention — Office of International Corporate Finance, Division of Corporation Finance

Re — David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs

David Jones Limited
Third Quarter 2005 Sales Results

I am submitting the attached information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

Caroline Waldron
General Counsel and Company Secretary

DAVID JONES
David Jones Limited A.C.N. 000 074 573
86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**



For Immediate Distribution **18 May 2005**

DAVID JONES LIMITED REAFFIRMS FY05 PROFIT AT TOP END OF TARGET RANGE

- **On track** to deliver in FY05:
  - **Net Profit After Tax growth at top end of 5% - 10%** target range; and
  - **Dividend growth**
- **3Q05 Sales Revenue** of **$390.0 million – up 2.3%** on 3Q04
- **Consumer spending environment as expected**
- **Inventory well managed** – 3Q05 inventory levels lower than last year
- **Excellent progress** in achieving Strategic Review targets – in particular in areas of Cost Efficiency

David Jones Limited (DJS) today reported **Sales revenue of $390.0 million** for the third quarter of the 2005 financial year **(3Q05)** being the period 30 January 2005 to 30 April 2005. This represents Total Sales revenue **growth** of **2.3%** on 3Q04 ($381.4 million). On a **"like-for-like, calendar week adjusted basis"** taking into account the late start to FY05 (given that FY04 was a 53 week year) Sales growth was **0.3%*** ($390.0 million in 3Q05 versus $389.0 million in 3Q04).

Utilising the **same calendar weeks as our major department store competitor** for the third quarter – namely the period ending on 23/4/05, which includes the last week of January 2005 but excludes the last week of April – David Jones' 'like-for-like' Sales growth was **1.6%,** on Sales growth of 5.4% in 3Q04.

David Jones CEO Mr Mark McInnes said, "We are pleased with our 3Q05 financial performance in particular given we are cycling high "like-for-like" Sales growth rates of 5.4% in 3Q04 and 7.2% in 4Q04. All aspects of our business were well prepared to deal with the economic environment we are encountering. We were particularly pleased with the performance of our entire Womenswear category – our Accessories, Cosmetics and Children's Apparel categories also delivered solid sales throughout the quarter.

"As anticipated, we felt slowing in Sales growth in particular in our Menswear and Homewares categories. However, given we had foreshadowed this slowdown in consumer spending in mid 2004, we had already adjusted our Inventory and Cost parameters to reflect this trading environment.

"We are confident of our business model and our ability to continue to deliver attractive returns to shareholders. Our business model is not premised on sales growth alone – it is focused on NPAT growth, strong cashflows and the ability to return excess cash to shareholders in the most efficient manner over time. We achieve this through Financial Disciplines when consumer spending slows down and through Revenue Generating initiatives in buoyant economic times.



"We reaffirm our profit guidance for the year. We have worked hard since the beginning of FY05 to generate significant sustainable savings through our Cost Efficiencies Program and to ensure our Inventory levels have been tightly managed. It is pleasing to report that our inventory at the end of 3Q05 is at lower levels compared to last year.

"In addition, we have carefully managed our category mix and labour productivity to correspond with customer demand and to ensure the most efficient use of inventory and labour without compromising service levels.

"By managing our business to address the expected slowdown in consumer spending in 2H05, we are well positioned and confident that our business model will enable us to deliver NPAT growth as well as dividend growth in FY05," Mr McInnes said.

TRADING ENVIRONMENT AND OUTLOOK

Mr McInnes said, "In terms of outlook we are not expecting anything we haven't previously forecast. The slowdown predicted by external economic advisers is here and we have felt its impact in 3Q05. As a result of our adjustment of our business parameters to reflect these forecasts, our business was well prepared and continues to be well positioned to address the expected continuing slowdown in consumer spending.

"Looking forward to 4Q05, we believe Sales growth will be even further constrained due to the unusually warm winter weather conditions we are experiencing and the absence this quarter of consumer spending stimulus such as last year's Federal Government family payment.

"We are confident however, that we have taken the requisite measures in terms of Cost Efficiencies, disciplined execution of our Inventory Management policy and management of labour productivity, to enable our business to deliver NPAT growth at the upper end of our 5%-10% target range in FY05 as well as dividend growth," Mr McInnes said.

The Company also re-affirmed the guidance it provided at the 1H05 Results, that NPAT growth in FY06, FY07 and FY08 would be within its target range of 5%-10% p.a. and that it would continue to deliver dividend growth in each of these years.

ENDS

FOR FURTHER INFORMATON CONTACT:

Helen Karlis
General Manager Corporate Affairs and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325



ANNEXURE A

TABLE A: TOTAL GROUP SALES INCLUDING DISCONTINUED BUSINESSES (i.e. Rockingham store which closed 31/7/04)

PERIOD	FY05 $mil	FY04 $mil	% INCREASE
Total Group Actual 3Q Sales utilising Statutory weeks: • 3Q05 – 30/1/05 to 30/4/05; versus • 3Q04 – 25/1/04 to 24/4/04	390.0	381.4	2.3%
Total Group Adjusted 3Q Sales utilising Calendar weeks	390.0	389.8	0.0%
Total Group Actual Sales for 39 weeks of FY05 utilising Statutory weeks: • 3Q05 – 30/1/05 to 30/4/05; versus • 3Q04 – 25/1/04 to 24/4/04	1367.7	1307.7	4.6%
Total Group Adjusted Sales for 39 weeks of FY05 utilising Calendar weeks	1367.7	1314.7	4.0%

TABLE B: 'LIKE-FOR-LIKE' STORE SALES EXCLUDING DISCONTINUED BUSINESSES (i.e. Rockingham store which closed 31/7/04)

PERIOD	FY05 $mil	FY04 $mil	% INCREASE
"Like-for-Like" Actual 3Q Sales utilising Statutory weeks: • 3Q05 – 30/1/05 to 30/4/05; versus • 3Q04 – 25/1/04 to 24/4/04	390.0	380.5	2.5%
"Like-for-Like" Adjusted 3Q Sales utilising Calendar weeks	390.0	389.0	0.3%
"Like-for-Like" Actual Sales for 39 weeks of FY05 utilising Statutory weeks: • 3Q05 – 30/1/05 to 30/4/05; versus • 3Q04 – 25/1/04 to 24/4/04	1367.7	1304.6	4.8%
"Like-for-Like" Adjusted Sales for 39 weeks of FY05 utilising Calendar weeks	1367.7	1311.5	4.3%

NOTE: * *Refers to "like-for-like" Sales which:*

1. *exclude the discontinued business of the Rockingham Western Australia store (which was closed on 31 July 2004); and*
2. *have been adjusted utilising calendar weeks to take into account the impact of the later start of FY05 due to FY04 being a 53 week trading year.*